EXHIBIT 99.2

Algonquin Power & Utilities Corp. Announces Redemption of Series 2A 6.35% Convertible Debentures

OAKVILLE, ON, Jan. 20, 2012 /CNW/ – Algonquin Power & Utilities Corp. (“APUC”) (TSX: AQN), today announced that it has provided the holders of its Series 2A 6.35% convertible unsecured subordinated debentures due November 30, 2016 (“Debentures”) (TSX: AQN.DB.A) notice of its intention to redeem for equity, effective February 24, 2011 (“Redemption Date”), all of the issued and outstanding Debentures.

“With APUC’s current lower cost of capital, redeeming these relatively high cost Debentures for equity represents an accretive transaction for APUC on both an earnings per share and cash flow per share basis”, stated David Bronicheski, Chief Financial Officer of APUC. “This redemption further strengthens our investment grade balance sheet and continues to lower our cost of capital.”

The redemption will be effected in accordance with the terms and definitions of the trust indenture governing the Debentures. APUC will satisfy its obligation to pay holders of Debentures (“Debentureholders”) by issuing and delivering the number of freely tradeable APUC shares obtained by dividing the aggregate principal amount of Debentures, currently $59,957,000.00, by 95% of the current market price (as defined in the trust indenture governing the Debentures) of APUC shares on the Redemption Date. Unpaid accrued interest on the Debentures will be paid in cash at the time of redemption.

Debentureholders who are not directly the registered holder of the Debentures should contact the financial institution, broker or other intermediary through which they hold their Debentures to discuss the receipt of their redemption proceeds.

ABOUT ALGONQUIN POWER & UTILITIES CORP.

Through its distinct operating subsidiaries, APUC owns and operates a diversified portfolio of $1.2 billion of clean renewable electric generation and sustainable utility distribution businesses in North America. Liberty Utilities Co., APUC’s regulated distribution utility business, provides regulated water and electric utility services to more than 120,000 customers with a portfolio of 22 water and electric utility systems. Pursuant to previously announced agreements, Liberty Utilities Co. is committed to acquiring Granite State Electric Company, a New Hampshire electric distribution company, EnergyNorth Natural Gas Inc., a regulated natural gas distribution utility and certain regulated natural gas distribution assets in Missouri, Illinois and Iowa, which together serve approximately 213,000 customers. Algonquin Power Co. (APCo), APUC’s electric generation subsidiary, includes 45 renewable energy facilities and 12 thermal energy facilities representing more than 460 MW of installed capacity. APUC and its operating subsidiaries deliver continuing growth through an expanding pipeline of greenfield and expansion renewable power and clean energy projects, organic growth within its regulated utilities and the pursuit of accretive acquisition opportunities. APUC’s common shares and convertible debentures are traded on the Toronto Stock Exchange under the symbols AQN, AQN.DB.A and AQN.DB.B. Visit Algonquin Power & Utilities Corp. at www.AlgonquinPowerandUtilities.com.

%SEDAR: 00014832E

For further information:

Kelly Castledine

Algonquin Power & Utilities Corp.

2845 Bristol Circle, Oakville, Ontario, L6H 7H7

Telephone: (905) 465-4500

Website: www.AlgonquinPowerandUtilities.com

CO: Algonquin Power & Utilities Corp.

CNW 08:00e 20-JAN-12